Exhibit 99.1

Penetrating a $94.2 B Market: Braiin Launches AI-Native Living Infrastructure Platform in New Zealand, Targeting the Global PropTech Residential Lifecycle Services Market

MELBOURNE, Australia & AUCKLAND, New Zealand — May 28, 2026 — Braiin Limited (NASDAQ: BRAI) today announced its official launch into the New Zealand market with the rollout of its AI-native end-to-end Living Infrastructure platform, designed to digitise and monetise the residential move-in and tenant lifecycle experience.

The launch marks another significant milestone in Braiin’s international PropTech expansion strategy and positions the company to participate in the rapidly growing convergence between property technology, embedded utilities, tenant engagement, AI-powered workflows, and recurring household commerce across the ANZ region.

Braiin’s New Zealand platform combines tenant onboarding, embedded utility connections, broadband enablement, AI-powered workflows, customer engagement tools, and recurring household services into a unified digital ecosystem designed to simplify the residential moving experience.

The company believes its integrated platform model differentiates Braiin from traditional point-solution providers and legacy utility connection services currently operating in the market.

Natraj Balasubramanian, Chief Executive Officer of Braiin Limited, said:

“Our expansion into New Zealand represents an important strategic step in building Braiin’s broader Living Infrastructure ecosystem across ANZ and global markets.

Historically, rental onboarding, utility activation, broadband setup, and tenant engagement have existed as fragmented processes across multiple disconnected providers.

Braiin’s platform is designed to unify these experiences into a single embedded workflow, creating a significantly better experience for tenants, property managers, and real estate partners while also unlocking recurring monetisation opportunities across the lifecycle of the home.

We believe this model materially improves customer lifetime value while reducing customer acquisition costs through embedded distribution and integrated service delivery.”

Braiin believes the New Zealand market presents a highly attractive long-term opportunity due to the scale and importance of the property sector within the country’s economy.

According to industry research, the property sector contributes more than 15% of New Zealand’s economic activity and generates more than NZ\$41 billion in GDP annually, making it one of the country’s most significant industries.

Braiin also believes the broader global PropTech opportunity remains substantial. Independent market research estimates the global PropTech market could grow to approximately US\$94.2 billion by 2030, driven by increasing adoption of AI, workflow automation, embedded finance, digital property infrastructure, and connected household services.

The company expects the platform to compete across multiple segments of the New Zealand PropTech and utility enablement market, including:

●	Rental onboarding

●	Tenant experience platforms

●	Utility connection ecosystems

●	Embedded household commerce

●	AI-powered residential workflows

The launch is expected to strengthen Braiin’s position within the rapidly evolving ANZ PropTech sector while supporting the company’s broader strategy of embedding recurring household commerce directly into residential transaction workflows.

Braiin’s platform captures both the tenant onboarding layer and the recurring utility monetisation layer, enabling the company to generate revenue across multiple stages of the customer lifecycle rather than relying solely on one-time transaction fees.

The company also expects the integrated platform approach to support improved economics through:

●	Higher customer lifetime value (LTV)

●	Lower customer acquisition cost (CAC)

●	Increased service attachment rates

●	Recurring commission-based revenue streams

●	Embedded distribution advantages

Braiin believes the convergence between PropTech, embedded finance, utilities, broadband, and AI-powered customer engagement represents a significant long-term global opportunity as residential ecosystems increasingly transition toward integrated digital infrastructure.

The New Zealand launch follows a series of strategic initiatives by Braiin across the United Kingdom and Australia as the company continues scaling its Living Infrastructure platform internationally.

About Braiin Limited

Braiin Limited (NASDAQ: BRAI) is a global technology platform operating across AI, customer experience solutions, PropTech, and living infrastructure. Braiin’s ecosystem combines embedded distribution, intelligent automation, and recurring revenue platforms designed to support the lifecycle of the home and connected consumer services.

Sources

–	Property Council New Zealand — PropTech & Property Sector Insights

–	Grand View Research — Global PropTech Market Size Report

Cautionary Note Regarding Forward-Looking Statements.

This press release contains “forward-looking statements” within the meaning of Section 27A of the United States Securities Act of 1933, as amended, and Section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical facts, included herein, including but not limited to such things as future business strategy, plans, and goals, and the expansion and growth of our business. The words “estimate”, “plan”, “anticipate”, “expect”, “intend”, “believe” “target”, “budget”, “may”, “can”, “will”, “would”, “could”, “should”, “seeks”, or “scheduled to” and similar words or expressions, or negatives of these terms or other variations of these terms or comparable language or any discussion of strategy or intention identify forward-looking statements. Please see the risk factors included in the Company’s United States Securities and Exchange Commission filings, which could cause actual results and events to differ materially from those contained in the forward-looking statements. You are cautioned against attributing undue certainty to forward-looking statements. Although these forward-looking statements were based on assumptions that the Company believes are reasonable when made, you are cautioned that forward-looking statements are not guarantees of future performance and that actual results, performance, or achievements may differ materially from those made in or suggested by the forward-looking statements in this press release. Any forward-looking statements made in this press release speak only as of the date of those statements. We undertake no obligation to update those statements or publicly announce the results of any revisions to any of those statements to reflect future events or developments.

Investor Relations Contact

Lucas A. Zimmerman & Ian Scargill

MZ Group - MZ North America

(262) 357-2918

BRAI@mzgroup.us

www.mzgroup.us

Public Relations Contact

Matthew Cossel

Core PR

(212) 655-0924

pr@coreir.com